SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

May 22, 2007

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	Press release dated May 21, 2007 Re: description of France Telecom’s share buyback program press release

Paris, May 21, 2007

Description of France Telecom’s share buyback program

Date of the shareholders’ meeting having authorized the share buyback program

Ordinary and extraordinary general meeting of shareholders held on May 21, 2007 (5th resolution activated by the Board of Directors held on May 21, 2007).

Number of shares held directly and indirectly

As of the date of this document, France Telecom holds directly 9 301 884 treasury shares representing 0.36% of the share capital existing on December 31, 2006, allocated by objectives as follows:

	number of shares	allocation
	9 113 884	to implement and to honour obligations related to the programs of stock-options or other allocations of shares to the employees of France Telecom or its affiliated companies
	188 000	to act on the liquidity of the share by a financial services intermediary (prestataire de services d’investissement) pursuant to a liquidity agreement compliant with the code of ethics recognized by the AMF (Autorité des marchés financiers)
total	9 301 884

Objectives of the share buyback program

•

to implement and to honor obligations related to the programs of stock-options or other allocations of shares to the employees of France Telecom or its affiliated companies and in particular to allocate shares to employees of the France Telecom group, in particular as part of (i) France Telecom’s profit sharing, (ii) any purchase or free-of-charge share allocation plan for the benefit of employees under the conditions provided by law, in particular by Articles L. 443-1 et seq. of the French Labor Code, or (iii) any stock option purchase plan or free-of-charge allocation of shares for the benefit of employees and company managers or certain of them, including former holders of stock options of Wanadoo shares under the conditions provided in the second resolution of the combined general meeting of September 1, 2004, (iv) liquidity agreements signed between France Telecom and the holders of shares or stock options of Orange, as well as to carry out all hedging relating to these transactions, under the conditions provided by the market authorities and at the times so determined by the Board of Directors or the person acting by delegation of the Board.

•

to deliver shares upon the exercise of the rights attached to securities giving access by any means, immediately or in the future, to shares of the company, as well as to carry out all hedging as a result of the obligations of France Telecom related to these securities, and particularly to debt instruments giving access to the capital or to the securities subscribed for by employees or former employees of France Telecom group (such as, in particular, option-based liquidity instruments), under the conditions provided by the market authorities and at the times so determined by the Board of Directors or the person acting by delegation of the Board.

•

to act on the liquidity of the France Telecom share by a financial services intermediary (prestataire de services d’investissement) pursuant to a liquidity agreement compliant with the code of ethics approved by the AMF (Autorité des Marchés Financiers),

•	to keep shares for subsequent exchange or payment as part of possible external growth transactions,
•	to reduce the capital of France Telecom in accordance with the twenty-second resolution of the shareholders’ meeting held on May 21, 2007,
•	to implement any market practice that may be authorized by law or by the AMF (Autorité des Marchés Financiers).

Terms and conditions of the share buyback program

These shares may be acquired or transferred, even during a public offer period, provided that this is paid for in full and in cash, under the conditions and within the restrictions, notably in terms of volumes and prices, applicable under the regulations in force on the date of the operations considered, by any means whatsoever, notably on the market or over-the-counter, including through the acquisition or disposal of blocks, the use of derivative financial instruments traded on a regulated market or over-the-counter, under the conditions set out by the market authorities and at the times determined by the Board of Directors or the person acting by delegation of the Board.

The number of actions acquired by France Telecom with a view to their retention or their subsequent delivery in payment or exchange as part of a merger, divestment or capital contribution cannot exceed 5% of its capital.

Maximum percentage of the share capital, maximum number of shares and the characteristics of the shares that the issuer intends to buy back, along with the maximum purchase price

France Telecom is authorized to buy its own shares up to a maximum of 10% of the share capital existing on December 31, 2006 (as certified on the January 31, 2007), equal to 260 667 313 shares. France Telecom reserves the right to implement the whole capacity of the share buyback program.

Considering the treasury shares held as of the date of this document, i.e. 9 301 884 shares representing 0.36% of share capital existing on the December 31, 2006, the share buyback program will involve a maximum of 9.64% of the share capital, representing 251 365 429 shares.

The share buyback program is applicable to France Telecom ordinary shares.

The maximum purchase price shall not exceed € 40 per share, it being specified that in the event of transactions affecting the company’s share capital, in particular by incorporation of reserves and allocating of free-of-charge shares, and/or through a stock split or reverse stock split, this price will be adjusted accordingly.

Duration of the share buyback program

The duration of the share buyback program authorized by the general meeting of shareholders held on May 21, 2007 is for a period of eighteen months as from its approval, i.e. until 20 November 2008 included.

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Transactions carried out under the previous share buyback program

Synthesis of transactions carried out

for period from March 20, 2007 to May 21, 2007

Percentage of treasury shares held directly or indirectly on May 21, 2007:	0.36%
Number of shares cancelled during the last 24 months:	0
Number of securities held in portfolio on May 21, 2007:	9 301 884
Book value of the portfolio on May 21, 2007:	184 196 023 €
Market value of the portfolio on May 21, 2007:	202 781 071€

	cumulated gross flows		positions opened as at the date of this document
	purchases	sells / transfers	positions opened for purchase	positions opened for sale
number of shares	9 301 884
average maximum term
average price for the transaction	19.8020 €
average exercise price
amounts	184 196 023 €

The present description is available on the web site (www.francetelecom.com) of France Telecom. Paper copies of this document are also available free of charge at France Telecom shareholder relations department, 6, place d’Alleray 75505 Paris cedex 15.

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About France Telecom

France Telecom serves more than 161 million customers in five continents (220 countries or territories) as of March 31, 2007, of which two thirds are Orange customers. The Group had consolidated sales of 51.7 billion euros in 2006 (12.8 billion euros for the 1st quarter of 2007). Launched in June 2005, the NExT program (New Experience in Telecommunications) will enable the Group to pursue its transformation as an integrated operator and make France Telecom the benchmark for new telecommunications services in Europe. In 2006, Orange became the Group’s single brand for Internet, television and mobile services in the majority of countries where the company operates, and Orange Business Services the brand name for services offered to businesses worldwide. France Telecom is number three mobile operator and number one provider of broadband internet services in Europe and one of the world leaders in providing telecommunication services to multinational companies.

France Telecom (NYSE:FTE) is listed on Euronext Paris and on the New York Stock Exchange.

Press contacts: +33 1 44 44 93 93

Sébastien Audra

sebastien.audra@orange-ftgroup.com

Bertrand Deronchaine

bertrand.deronchaine@orange-ftgroup.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: May 22, 2007	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information